Exhibit C

INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS

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INDEPENDENT AUDITOR'S REPORT

To the Member of

Circle of Wealth Fund III LLC

Coeur D'Alene, Idaho

We have audited the accompanying financial statements of Circle of Wealth Fund III LLC (an Idaho limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and changes in member's equity, and cash flows for the period from December 3, 2018 (inception) through December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle of Wealth Fund III LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from December 3, 2018 (inception) through December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

ArmaninoLLP

San Ramon, California

February 4, 2019

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Circle of Wealth Fund III LLC

Balance Sheet

December 31, 2018

_________________________

ASSETS

Cash and cash equivalents	$25,000
Prepaid expenses	3,000

Total assets	$28,000

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable	$3,000
Total liabilities	3,000

Member's equity	25,000

Total liabilities and member's equity	$28,000

The accompanying notes are an integral part of these financial statements.

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Circle of Wealth Fund III LLC

Statement of Income and Changes in Member's Equity

For the Period from December 3, 2018 (Inception) through December 31, 2018

_________________________

Revenues	$—
Total revenues	—
Operating expenses	—
Total operating expenses	—
Net income	—
Member's equity, beginning of period	—
Member's contributions	25,000
Member's equity, end of period	$25,000

The accompanying notes are an integral part of these financial statements.

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Circle of Wealth Fund III LLC

Statement of Cash Flows

For the Period from December 3, 2018 (Inception) through December 31, 2018

_________________________

Cash flows from operating activities
Net income	$—
Adjustment to reconcile net income to
net cash provided by operating activities
Prepaid expenses	(3,000)
Accounts payable	3,000
Net cash provided by operating activities	—

Cash flows from financing activities
Member's contributions	25,000
Net cash provided by financing activities	25,000

Net increase in cash	25,000

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$25,000

The accompanying notes are an integral part of these financial statements.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

1.	NATURE OF OPERATIONS

Circle of Wealth Fund III, LLC (the "Fund") is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the "Manager"). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund was organized to continue indefinitely unless dissolved and terminated pursuant to the provisions of the Fund's operating agreement.

As of December 31, 2018, the Fund has not commenced planned principal operations nor generated revenue. The Fund's activities since inception have consisted of formation activities and preparations for raising capital. Once the Fund commences planned principal operations, it will incur significant additional expenses. The Fund is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Fund's planned operations or failing to profitably operate the business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties

The Fund has no operating history and has not generated revenue from operations. The Fund's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund's control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund's financial conditions and the results of operations.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates will relate principally to the determination of the allowance for loan losses, interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates will reflect management's best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund's loans, if any, will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses could differ significantly from management's current estimates.

Mortgage loans receivable

Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, will generally be stated at the lower of cost or fair value. Subordinate mortgage loans will represent the Fund's retained portion of any mortgage loans sold to third-party buyers after having been originated by the Fund. The subordinate mortgage loans, which the Fund has the intent and ability to hold for the foreseeable future or to maturity, will generally be stated at their outstanding principal balance with interest thereon being accrued as earned. Mortgage loans receivable are expected to make up the only class of financing receivables within the Fund's lending portfolio. As a result, further segmentation of the loan portfolio will not be considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for losses on loans to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

Interest-only strip receivables

Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis.

Real estate owned

Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund's own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

•	Secured loans (Level 2 or Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.
•	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

Deferred loan origination fees

Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees and other similar charges. As the majority of the Fund's loans are expected to be held for sale, the Fund defers recognition of the fees until the loan is sold.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

Subscription liabilities and subscription funds in transit

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund's operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2018, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Fund has evaluated subsequent events through February 4, 2019, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund's financial statements.

3.	FUND PROVISIONS

The Fund is an Idaho limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund's operating agreement provides only general information. Members should refer to the Fund's operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund's merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

3.	FUND PROVISIONS (continued) Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses

The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund's tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets. For the period ended December 31, 2018, the Manager elected to absorb all operating and administrative expenses of the Fund.

Distributions

Members will be eligible for monthly distributions of the Fund's net profits. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) cumulative annual preferred return. If returns are higher than 6% cumulative annual preferred return, the remaining funds will be distributed 50% to the members in proportion to the membership interest and 50% to the Manager as a performance fee. In the event that the Fund is unable to pay to the members the full preferred return in any accounting period, the shortfall shall neither cumulate nor compound into the following accounting period, and the Fund shall not be required to pay the shortfall in any succeeding accounting period.

Liquidity, capital withdrawals and early withdrawals

There is no public market for interests of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital if approved by the Manager, and provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for return of capital at least 90 days prior to such withdrawal. If a withdrawal is approved by the Manager, the member may only withdraw up to 25% of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, the amount of Fund reserves and the Fund's then-current financial condition.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

4.	RELATED PARTY TRANSACTIONS Loan servicing fees

Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 50% of any late fees and all fees for payoff demand statements and related documents and return check charges.

Loan origination fees

At the closing of a loan, a borrower will pay origination points. The origination points shall be disbursed at the closing of a loan in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund.

Asset management fees

The Manager earns asset management fees of 1.75% per annum based on the Fund's net assets under management, calculated and payable monthly. The asset management fee will typically be paid on the last day of each calendar month with respect to the net assets under management as of last day of such month.

Performance fees

As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees.

Operating expenses

The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Loan fees

The operating agreement provides for other loan fees, such as loan processing and documentation fees, to be charged by the Manager. These fees are paid directly by the borrowers and are not expenses of the Fund.

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Circle of Wealth Fund III LLC

Notes to Financial Statements

December 31, 2018

4.	RELATED PARTY TRANSACTIONS (continued) Rehabilitation services

In the event that the Fund acquires ownership of distressed real property, whether through foreclosure or otherwise, the Fund may decide to rehabilitate the property to lease or sell. To rehabilitate the property, the Fund will primarily retain the services of Arnold Professional Holdings, Inc. ("APH"), an Idaho corporation, owned by the Chief Executive Officer ("CEO") of the Manager. APH is a licensed, bonded and insured general contractor in the state of Washington. APH will receive compensation for its services equal to a fee based on the prevailing industry rate, as agreed between the Manager and APH.

Real estate commissions

The Manager or its affiliates may earn real estate commissions to list and sell real estate that the Company has acquired through foreclosure or otherwise. The Manager or its affiliates may generally earn up to six percent (6%) for such a sale. In addition, the Manager may pay a referral fee ranging from twenty percent (20%) to forty percent (40%) of the real estate commissions paid to the Manager to third party sales agents for properties where the Manager does not presently operate in.

Property management fee

In the event that the Fund acquires any real property, the Manager may cause the Fund to engage a third party to provide property management services with respect to such real property, or may elect to provide property management services itself. In the event that the Manager or its affiliates provides any such property management services, the Fund will pay the Manager or its affiliate a market rate property management fee.

Member contributions

The Manager made member's equity contributions totaling $25,000 for the period ended December 31, 2018.

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